SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)(1)

                    MEDICAL IMAGING CENTERS OF AMERICA, INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                    584578108
- --------------------------------------------------------------------------------
                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                       OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
- --------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JUNE 14, 1995
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

                        Exhibit Index Appears on Page 12

- --------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,637,819
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,637,819
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,637,819
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        13.5%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS SERVICES, LTD.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        NEW YORK
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               114,500(2)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           114,500(2)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        114,500(2)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        .94%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- --------
     (2) Represents Shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             WARREN LICHTENSTEIN
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        PF, OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,752,319(3)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,752,319(3)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,752,319(3)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.4%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- --------
     (3) Includes 1,673,819 Shares owned by Steel Partners II, L.P. and 114,500 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren
G. Lichtenstein and Lawrence Butler.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             LAWRENCE BUTLER
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        PF, OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,752,319(4)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,752,319(4)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,752,319(4)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.4%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- --------
     (4) Includes 1,637,819 Shares owned by Steel Partners II, L.P. and 114,500 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren
G. Lichtenstein and Lawrence Butler.

         This constitutes Amendment No. 7 ("Amendment No. 7") to Schedule 13D filed by the undersigned on March 10, 1995 (the "Schedule 13D"). This Amendment No. 7 amends and corrects the Schedule 13D in its entirety to read as follows:

ITEM 1.           SECURITY AND ISSUER.

         This statement relates to shares (the "Shares") of the common stock, par value $.01 per share ("Common Stock"), of Medical Imaging Centers of America, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 9444 Farnham Street, Suite 100, San Diego, California 92123.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Steel Partners Services, Ltd., a New York corporation ("Services"), Warren G. Lichtenstein and Lawrence Butler. The general partner of Steel Partners II is Steel Partners Associates, L.P. ("Associates"), a Delaware limited partnership. Steel Partners, Ltd., a New York corporation ("SPL"), is the general partner of Associates. The sole executive officers, directors and shareholders of SPL are Mr. Lichtenstein and Mr. Butler, each of whom is a United States citizen. Messrs. Lichtenstein and Butler are the sole executive officers, directors and shareholders of Services. Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of their positions with Steel Partners II and Services, Mr. Lichtenstein and Mr. Butler have the power to vote and dispose of the Issuer's Shares owned by Steel Partners II and Services. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal business of Services is providing management and advisory services. The principal occupation of Mr. Lichtenstein and Mr. Butler is investing in securities of microcap companies. In addition, Mr. Butler is the president of Alpha Technologies Group, Inc., a NASDAQ company engaged in the electronics components business.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price of the 1,637,819 Shares of Common Stock owned by Steel Partners II is $1,671,599. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

                  The aggregate purchase price of the 114,500 Shares of Common Stock beneficially owned by Services is $171,639. Such Shares were acquired with funds it manages for a foreign investment company (the "Fund"). Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(C), the Fund may also be deemed the beneficial owner of the Shares reported to be beneficially owned by Services.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons believe that the Shares of the Issuer at current market prices present an attractive investment opportunity for capital appreciation.

                  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D. Each intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock, selling some or all of its Shares, or proposing a slate of nominees for election as directors at the Issuer's annual meeting, a special meeting of stockholders or otherwise.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 12,136,560

Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

As of the close of business on July 10, 1995:

                  Steel Partners II beneficially owns 1,637,819 Shares of Common Stock, constituting approximately 13.5% of the Shares outstanding; and Services beneficially owns 114,500 Shares, constituting approximately .94% of the Shares outstanding. Collectively, the Reporting Persons own 1,752,319 Shares, constituting approximately 14.4% of the Issuer's Common Stock outstanding. Mr. Lichtenstein and Mr. Butler may be deemed to beneficially own 1,752,319 Shares, representing approximately 14.4% of the Issuer's Common Stock outstanding, by virtue of their authority to vote and dispose of the 1,637,819 Shares owned by Steel Partners II and the 114,500 Shares managed by Services. All of such Shares were acquired in open-market transactions.

                  (b) By virtue of their positions with Steel Partners II and Services, each of Messrs. Lichtenstein and Butler has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

                  (d) Other than the Fund, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such Shares of the Common Stock.

                  (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than as descried herein, there are no contracts, arrangements or understanding among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Joint Filing Agreement

                                    SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 11, 1995       STEEL PARTNERS II, L.P.

                            By:  Steel Partners Associates, L.P. General Partner

                            By:  Steel Partners, Ltd. General Partner


                            By:/s/ Warren G. Lichtenstein
                               --------------------------
                                   Warren G. Lichtenstein,
                                   Chief Executive Officer

                            STEEL PARTNERS SERVICES, LTD.


                            By:/s/ Warren G. Lichtenstein
                               --------------------------
                                   Warren G. Lichtenstein,
                                   Chief Executive Officer

                            /s/ Warren G. Lichtenstein
                            --------------------------
                            WARREN G. LICHTENSTEIN


                            /s/ Lawrence Butler
                            -------------------
                            LAWRENCE BUTLER

                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES WITHIN THE PAST 60 DAYS


Shares of Common                Price Per                       Date of
Stock Purchased                   Share                         Purchase
- ---------------                   -----                         --------
                             STEEL PARTNERS II, L.P.

       8,950                     $1.05521                        05/16/95

       3,400                      1.03000                        05/16/95

      15,000                      1.07000                        05/17/95

       5,000                      1.40000                        05/31/95

       8,000                      1.39500                        05/31/95

     170,000                      1.39500                        06/02/95

       1,000                      1.41000                        06/05/95

       9,500                      1.40500                        06/06/95

      20,000                      1.39500                        06/06/95

       5,000                      1.39500                        06/07/95

       5,000                      1.39500                        06/08/95

      50,000                      1.39500                        06/12/95

       7,500                      1.42620                        06/13/95

      60,000                      1.36370                        06/14/95

       5,000                      1.33250                        06/15/95

       2,500                      1.49000                        06/21/95

       5,000                      1.48870                        06/21/95

       2,000                      1.50000                        06/22/95

       7,000                      1.52000                        06/22/95

       5,000                      1.55120                        06/23/95

      15,000                      1.55120                        07/12/95

                          STEEL PARTNERS SERVICES, LTD.

Shares of Common                Price Per                       Date of
Stock Purchased                   Share                         Purchase
- ---------------                   -----                         --------

        3,000                    $1.39500                        06/19/95

       18,500                     1.40500                        06/19/95

       24,000                     1.45750                        06/19/95

        2,500                     1.49000                        06/21/95

        5,000                     1.48870                        06/21/95

        2,000                     1.50000                        06/22/95

        7,000                     1.52000                        06/22/95

        5,000                     1.55120                        06/23/95

        2,500                     1.58250                        06/29/95

       25,000                     1.55120                        07/06/95

        5,000                     1.58250                        07/11/95

       15,000                     1.55120                        07/12/95


                               WARREN LICHTENSTEIN
                               -------------------

                                      None.


                                 LAWRENCE BUTLER
                                 ---------------

                                      None.

                                                   EXHIBIT INDEX


EXHIBIT

                                                                     Page

1.       Joint Filing Agreement                                       13